Exhibit 99.17

CannTrust™ begins trading today under the stock symbol "TRST"

VAUGHAN, ON, Aug. 21, 2017 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company" | CSE: TRST), a licensed producer of medical cannabis with a state-of-the-art 50,000 square foot hydroponic facility in Vaughan, Ontario under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR") program, announces that its shares will begin trading at the opening of markets on Monday, August 21, 2017 under the symbol "TRST" on the Canadian Securities Exchange.

CannTrust™ is a leading provider of pharmaceutical grade medical cannabis. To meet its growing demand and future market opportunities, the Company is currently undertaking a significant upgrade of its 430,000 square foot greenhouse facility in the Niagara region. Phase 1 of the upgrade, utilizing 250,000 square feet of the facility, is expected to be operational in 2017.

CEO Eric Paul stated on the event, "Achieving our public listing and trading of our shares is a significant milestone for CannTrust, but it is only a step in our continuous growth trajectory, rather than an end goal. We are thriving based on the trust we have established with our patients and the physician community and could only have achieved our current success because we have such talented and caring employees."

About CannTrust™

CannTrust, since its inception in 2014 has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 50,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario and is upgrading a 430,000 square foot cultivation facility in the Niagara region.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive, global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have launched a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy. Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

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For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

CO: CannTrust Holdings Inc.

CNW 07:30e 21-AUG-17